Exhibit 99.1

EIGER TECHNOLOGY, INC.

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of shareholders of Eiger Technology, Inc. (the “Company”) will be held at 144 Front Street West, Suite 700, Toronto, Ontario M5J 2L7 on Wednesday, the 28th day of May, 2008 at 10:00 a.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited and consolidated financial statements of the Company for the fiscal year ended September 30, 2007, together with the auditors’ report thereon;

2.	to elect the Board of Directors of the Company;

3.	to reappoint the auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

4.	to consider and, if deemed advisable, adopt, with or without variation, a special resolution authorizing management to change the Company’s name to Game Corp Inc.;

5.
to consider and,  if deemed advisable, adopt, with or without variation, a special resolution approving an amendment to the Company’s articles of incorporation to consolidate its issued and outstanding common shares on the basis of one post-consolidation common share for  every ten pre-consolidation common shares, to be implemented by the Company’s Board of Directors, if at all, at any time prior to September 30, 2008;

6.
to consider and,  if deemed advisable, adopt, with or without variation, a special resolution approving the issuance and exercise of the warrants issued in conjunction with theCompany's private placement of 3,570,000 units completed in May of 2007, each unit comprised of one common share of the Company (the “Shares”) and three whole share purchase warrants (the “Warrants”);

7.
to transact such further or other business as may properly be brought before the Annual Meeting and any adjournment thereof that shareholders of record as of April 25, 2008 are entitled to vote at the Annual and Special General Meeting.

A copy of the Company’s management proxy circular, the Company’s 2007 annual report, a form of proxy and a supplemental mailing list form accompany this Notice. Shareholders who are unable to attend the Meeting in person are requested to complete and sign the enclosed form of proxy and return it to the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, A Computershare Company at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.  Proxies must be received by Pacific Corporate Trust Company at least 48 hours (excluding Saturdays and holidays) prior to the date of the Meeting or any adjournment thereof, or delivered to the chair of the Meeting on the day of the Meeting prior to the commencement thereof or any adjournment thereof.

By Order of the Board of Directors

"John Simmonds"
Chief Executive Officer
Eiger Technology, Inc.

Toronto, Ontario

April 25, 2008